

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2015

Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
Chaussee de Wavre, 1789
1160, Brussels Belgium

> **Re:** **WABCO Holdings Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 001-33332**

Dear Mr. Mahendra-Rajah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

General

1. You state on pages 6, 15, 26 and 72 of the 10-K that Volvo accounted for 10% of your sales in 2014. Volvo's wholly-owned subsidiaries Volvo Construction Equipment and Volvo Penta both provide contact information on their respective websites for their respective dealers in each of Cuba, Sudan, and Syria.

   Cuba, Sudan, and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information, or technology you have provided to Cuba, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

3. We note from note 13 that you had changes in both your discount rate and mortality assumptions during 2014 that have significantly affected your benefit obligations and related funding status. Particularly, your unfunded obligations have increased by approximately $162 million since 2013. We further note from your risk factor on page 15 that you "could" experience increases in your pension expense due to such changes as decreases in discount rates. In this regard, please revise your Liquidity section of MD&A to identify and discuss any known trends, demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Your revised disclosure should clearly explain the significant increase in both your benefit obligations at December 31, 2014 and your unfunded status and the related impacts on your financial statements and liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Stock-Based Compensation, page 54

4. We note from page 55 that you record stock-based compensation based on the estimated fair value of the award at the grant date. Please revise to disclose the

method and significant assumptions used to estimate the fair value of the PSUs, RSU's, and DSU's granted in each year for which an income statement is presented, in accordance with ASC 718-10-50-2f.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief